02049603

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Foschini Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

FILE NO. 82- 6390 4044 FISCAL YEAR 3-31-02

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dle

DATE : 9/4/02

Furnished pursuant to
Rule 12g3 – 2(b)/FOSCHINI
LIMITED 333-6390
82-4044

FOSCHINI

FOSCHINI LIMITED

ANNUAL REPORT

2002



ARAS
3-31-02
02 AUG 29 AM 11:12





CONTENTS



ANNUAL FINANCIAL STATEMENTS

Foschini Limited is an investment holding company whose subsidiaries, through their operating divisions

- Foschini, branded as Foschini, Donna-Claire and Fashion Express
- Markhams, branded as Markhams and RJL
- Exact!
- The Sports Division, branded as Sport Scene and Totalsports
- TFG Apparel Supply Company
- The Jewellery Division, branded as American Swiss and Sterns
- Financial Services, comprising Retail Credit Solutions, RCS Private Label Cards and RCS Personal Finance
- @home

retail clothing, jewellery, accessories, cosmetics, sporting apparel and homewares to the broad, middle-income group throughout Southern Africa.

The company, which commenced trading in 1924, has been listed on the JSE Securities Exchange since 1 January 1941 and is regarded as one of the foremost independent chain store groups in the country. The company's success is strongly driven by its desire to provide the right merchandise to the respective target markets of all its trading divisions, and its skill in achieving this objective has resulted in a successful track record. The Foschini group is confident that teamwork coupled with professionalism in all aspects of retailing will continue to be the foundation for the future.



The group's mission is to retain leadership in cost-effective and profitable retail operations and to achieve significant growth through employee contribution, innovative differentiation, new business development, acquisition and aggressive expansion, including expansion across borders.

Its values are:

- the maintenance of its integrity by being honest, open and ethical in all its dealings
- a commitment to providing 'exceeding service' to customers, and giving them value for money
- the treatment of people with dignity and respect, ensuring a supportive and encouraging environment
- the belief in equal opportunity and development for all, and fair reward to people according to responsibility, effort and performance
- the commitment to a self-critical professionalism, with visible and consistent standards and a constant search for performance improvement

Financial Highlights

	% change	2002	2001
Turnover (Rm)	10,4	**3 289,9**	2 980,5
Operating income (Rm)	71,9	**348,5**	202,7
Income before taxation (Rm)	80,8	**282,8**	156,4
Net income attributable to ordinary shareholders (Rm)	72,3	**199,9**	116,0
Total shareholders' interest (Rm)	3,1	**1 830,1**	1 775,1
Earnings per ordinary share * (cents)	77,5	**86,6**	48,8
Headline earnings per ordinary share * (cents)	75,4	**87,9**	50,1
Tangible net asset value per ordinary share ** (cents)	9,8	**803,2**	731,5
Dividend per share (cents)	72,2	**31,0**	18,0

* based on the weighted average number of shares in issue

** based on the net actual number of shares in issue

Five yearly review 1976 - 2002

Total shareholders' interest (Rm)


2000
1800
1600
1400
1200
1000
800
600
400
200
0
20
44
94
343
1156
1830
1976
1981
1986
1992
1997
2002

Turnover (Rm)


3300
3000
2700
2400
2100
1800
1500
1200
900
600
300
0
81
190
330
1154
2257
3290
1976
1981
1986
1992
1997
2002

Earnings per ordinary share * (cents)


100
90
80
70
60
50
40
30
20
10
0
2.1
7.1
11.2
40.1
71.3
86.6
1976
1981
1986
1992
1997
2002

* Comparative figures have been restated in terms of the increased number of shares in issue resulting from sub-divisions and capitalisation issues. Where applicable, earnings are shown before extraordinary/exceptional items. From 2000 earnings are based on the weighted average number of shares in issue.

CHAIRMAN AND MANAGING DIRECTOR'S REPORT





Eliot Osrin (Chairman) **Dennis Polak** (Managing Director)

Results and Financial Review

After the company's disappointing performance last year, we are pleased to report that, due to the various strategies being implemented in each of the group's divisions, the recovery in earnings is well under way. The recovery, which was experienced in the 1st half of the year, continued into the 2nd half. For the year as a whole, sales increased to R3,29 billion – a 10,4% improvement on the prior year. This in itself is a milestone, as it is the first time that group sales have exceeded the R3 billion mark. Improved gross margins and a tight control on costs resulted in trading income increasing by 74,6% to R333,3 million from R190,9 million last year. Headline earnings per share increased by 75,4% from 50,1 cents to 87,9 cents.

During the year under review the company opened 41 new stores across all divisions whilst at the same time 62 non-performing stores were closed. At the year-end the group was trading out of 1 186 stores, with a total trading area of 310 000 square metres. The growth in turnover for the year is all the more pleasing as it was achieved with exactly the same trading area as in the previous year. The group will continue to expand its stores in the new year, and depending on the availability of appropriate sites, as many as 40 new stores will be opened.

The group's balance sheet remains as strong as ever with a low gearing ratio of 17,1%. All assets have been well controlled and the group debtors book, which is by far our biggest asset, remains very conservatively valued.

Cash generated by operations for the year amounted to R461,6 million, a substantial improvement on the prior year. This was almost sufficient to cover all of the group's investing activities during the year, which comprised in the main the group's share buy back of R97 million, purchase of fixed assets of R112,5 million and an additional investment in RCS Personal Finance of R125,5 million.

Dividend

In view of the group's strong positive cash flow, it has maintained its policy of covering its dividend 2,7 times and a final dividend of 15,5 cents per share has been declared. Accordingly, the dividend for the full year amounts to 31,0 cents per share, an increase of 72,2% on the previous year's dividend of 18,0 cents per share.

Trading Divisions

Notwithstanding challenging market conditions, the group traded above budget for the year and all trading divisions have performed to expectations. Turnover and turnover growths in the various divisions were as follows:

	No. of stores	Sales Rm	% Change
Foschini Stores	344	1 398,9	3,4
Markhams	205	604,4	11,2
Exact!	165	300,5	17,2
Sports Division	152	410,2	24,9
Jewellery Division	312	528,0	7,4
@home	8	46,4	–

Foschini Stores

The restructuring of this division into three separate trading formats, namely Foschini, Donna-Claire and Fashion Express, which began in September 2000, continues to progress positively, with improvement being experienced season by season. Whilst turnover growth for the full year was 3,4%, sales in the last quarter of the year grew by 8,5%, and this improved performance has continued into the first 8 weeks of the new financial year. At the year end 77 of the Foschini outlets had been converted to the Fashion Express value chain and since the year end, a further 26 Foschini stores have been converted, totalling 103 stores countrywide, and which completes that part of the Foschini division restructure.

The Fashion Express chain has found good acceptance in the market in which it operates and is showing very pleasing same store growths.

Donna-Claire, the niche format focussing on bigger sizes, continues to grow extremely well out of its 42 stores. Over the next few years this format has the potential of growing to between 60 and 80 stores countrywide.

Foschini stores now offering an elevated fashion and quality proposition, and trading out of 199 stores, are improving profitability season by season, which improvement has continued into the new financial year. The level of markdowns, which had become excessive in the past few years, has reduced from 27% to 21% of gross sales, ensuring a far improved quality of sales and enhanced profitability.

Markhams

The Markhams division, which is South Africa's most significant independent mens retailer, continued to grow its market share with its improved merchandise assortment. Its stand-alone young unisex RJL stores have further grown to 33 stores in total, and are achieving significant same store growths. This chain will continue to be expanded as and when suitable locations are found. At the year-end this division comprised 172 Markhams and 33 RJL stores.

Exact!

Our Exact! division, which grew out of the rebranded Pages format, continues with its very encouraging performance, confirming an acceptance of this new brand by both existing and new customers. As this division continues with its relocation strategy into shopping centres, it opened 6 new stores during the year whilst at the same time closing 28 of its smaller unsuitably located stores. It is particularly pleasing that this business grew its turnover by 17,2%, notwithstanding the fact that the number of stores was reduced during the year from 187 to 165.

Jewellery Division

Our jewellery division traded substantially better than in the last financial year and grew its turnover by 7,4%, thereby significantly growing its market share in a shrinking market. This division will continue to rationalise its store portfolio, and will continue to improve sales densities and better utilisation of working capital. During the year 13 stores were closed whilst 2 new stores were opened. The new-look American Swiss millennium stores, which are being rolled out in major shopping centres, have made a big impact and are reflecting vastly improved growth. At the year-end this division was trading out of 188 American Swiss and 124 Sterns stores.

Sports Division

With Totalsports now fully integrated, the sports division continues to improve, and maintains its position as the leading speciality sports apparel chain in the country.

The acquisition of Totalsports has turned out to be successful for our sports division and has traded extremely profitably in the year under review. The number of stores in this division at the year-end comprised 59 Sport Scene and 93 Totalsports outlets. The potential for this division is between 200 and 250 stores nationwide.

@home

Our newly established @home division, offering soft furnishings, kitchen, bedroom and bathroom items, was piloted in May 2001. This business, which now totals 8 stores, is trading well above expectations and a further 6 stores will be opened in the new financial year. This concept will be rolled out to approximately 40 stores countrywide in the next few years. @home, in its first 10 months of operations, is already breaking even and will start contributing to profits in the new financial year.

Retail Credit Solutions

Retail Credit Solutions (RCS) represents the group's interests in credit management and financial services. These comprise the management of group receivables, personal loans (RCS Personal Finance) and the granting of credit to companies external to the group (RCS Cards).

Group Receivables

Our debtors book, which at the year-end amounted to R1,2 billion, increased by only 5,1% on a turnover growth of 10,4%, reflecting a continued improvement.

During the year, bad debt write-offs fell to a seven-year low on a consistent write-off basis, and as a percentage of credit transactions remains below our 4% threshold level.

Over the past year, further investment was made in upgrading our Collections and Risk Management system. This has ensured that the company not only continues to benefit from a lower level of debtor delinquency, but also results in more customers being able to buy. The number of customers in a buying position at year-end improved from last year's 86,9% to 87,1%.

Despite lower write-offs and a healthy level of arrears, management have taken cognisance of the higher bad debt levels being manifest in the credit industry. This condition has seen some of our competitors, and some elements of the banking sector, adversely impacted by poor payments.

Whilst our group has not experienced a deterioration in its debtors book or collections, given the instability in the credit industry, our bad debts provision has been increased to ensure that if the credit/bad debt market in the country deteriorates, the group's provisions will be sufficient to cover this eventuality.

Loans Division (RCS Personal Finance)

The personal loans business, which selectively advances pre-approved loans averaging R4 500 to our best customers, has performed extremely well during the year. This division contributed R20,5 million to group profit for the year. Since inception two and a half years ago, this business has advanced R620 million to customers, but after repayments the year-end book amounted to R388 million.

This business has now become self-funding. All loans are appropriately provided for when advanced, and our current bad debt experience is, as expected, relatively low at less than 4% of advances. In the forthcoming financial years it is envisaged that this division will continue its very pleasing growth.

RCS Cards

This division, which has also performed well over the past year, concentrates its efforts on offering credit to merchants outside of the group. By leveraging off our in-house expertise and facilities, this business runs off a very low cost base and profits are therefore highly geared towards incremental turnover growth.

Currently in excess of 2 500 merchants in the Auto, Home and Health industries are serviced by this business. During the year, advances of R128 million were made to customers of these merchants. Current balances on these accounts amount to R70 million. This business, whilst in its infancy, is highly profitable, earning fees through merchant commissions and interest charges, and we have no doubt that its progressive growth will make a significant contribution to group profits in the years to come.

Share Buy Back

Under the group's share buy back programme, which commenced at the end of May 2001, 14,2 million shares have been repurchased at an average cost per share of R6,81, comprising 5,9% of the company's issued share capital. These shares will be held by the group as treasury stock.

Prospects

The successful strategies being implemented in each of the group's divisions will continue into the year ahead. Having regard to the devaluation of the Rand and its effect on inflation and interest rates, it is necessary to move cautiously, but optimistically, into the new financial year.

Turnover for the first 8 weeks of the new year has been particularly buoyant in all divisions and barring any unforeseen events, the group should be in a position to achieve material growth in earnings in the year ahead.

Employment Equity

The group, as per its strategic business plan, is committed to the achievement of employment equity in the workplace, in which persons with ability can develop rewarding careers at all levels, regardless of their background, race or gender.

Directorate

We are pleased to welcome as a member of our board Mr Leslie Bergman, who was appointed a non-executive director on 14 March 2002. Mr Bergman was managing partner of Accenture in South Africa until 1990, after which he moved to Vienna to undertake the expansion of Accenture into the former socialist countries of Central and Eastern Europe. He retired from Accenture in October 2001 as regional managing partner, Central and Eastern Europe, Middle East, Africa and India.

As previously advised, Mrs K Jowell and Mr H A Gorvy resigned as directors during the year under review.

Acknowledgements

We thank all our dedicated staff for their loyalty and commitment that has instilled confidence within the group. It is their meticulous attention to strategy and execution that effectively drove the group through one of its most difficult and demanding periods, and has assisted in its recovery in the current year.

To our many suppliers, advisors and board colleagues who continued to work diligently, co-operating in attending to our varied requirements, we offer special thanks.

Eliot Osrin	**Dennis Polak**
Chairman	*Group Managing Director*

29 May 2002

Compliance with the King Code of Corporate Practices and Conduct

The Foschini Limited board of directors is committed to business integrity, transparency and accountability in all its activities. The board therefore supports the highest standards of corporate governance and the continued improvement of governance practices.

The Code of Corporate Practices and Conduct, as specified in the King II Report (King Code), provides guidelines and codes on how companies should be managed and controlled. Foschini Limited endorses, and has substantially complied with, the provisions of the King Code during the period under review.

Board of Directors

The board comprises a non-executive chairman, a non-executive deputy chairman, 5 other non-executive directors, the managing director and the financial director. All of the non-executive directors are independent directors.

The non-executive directors are from varied business and other backgrounds, and their experience enables them to exercise independent judgement on the board. They contribute to the group's strategy formulation in addition to monitoring the company's performance and its executive management.

The board meets at least 4 times a year. The roles of chairman and managing director do not vest in the same person. Both the chairman and the managing director provide leadership and guidance to the company's board, encourage proper deliberation of all matters requiring the board's attention, and obtain optimum input from the other directors. The board retains full responsibility for the direction and control of the group.

The board and its committees are supplied with timely information to enable them to effectively discharge their responsibilities. All directors have access to the company secretary as well as to independent professional advice at the company's expense in appropriate circumstances.

Committees of the Board of Directors

In line with best practice, sub-committees of the board exist with terms of reference, respectively defining their frequency of meetings, powers and duties and their reporting obligations.

Nominations Committee

The nominations committee is authorised to consider and submit proposals regarding the optimum size of the board, the structure and composition of the board with due regard to the skills and knowledge of the incumbent board and the requirements of the group. Appointments to the board are based on the required mix of experience, skills and knowledge to ensure the continued success of the group. Newly appointed directors hold office only until the next annual general meeting, at which they retire and become eligible for re-election as directors. In addition, one third of the existing board are subject, annually, to retirement by rotation and eligibility for re-elections as directors by shareholders. Directors have no fixed term of employment as directors, and performance of directors is subject to continual review.

Remuneration Committee

The remuneration committee members are listed on page 10. The committee is authorised to consider and submit recommendations to the board of directors on remuneration, performance bonuses, conditions of appointment of the managing director, managing director's remuneration, directors' remuneration and fees, service contracts and the employee share incentive schemes. The committee determines an overall remuneration package for senior executives in order to attract and retain high quality executives capable of achieving the group's objectives.

Audit Committee

The audit committee, the members of which are listed on page 10, meet periodically with the external and internal auditors, as well as with executive management, and reviews, inter alia, whether:

- Relevant, reliable and timely information is available to the board to monitor the performance of the group
- The annual report and accounts presented to the board and to the external auditors have been prepared with the required care, diligence and skill
- The internal audit department – an independent function – is adequately staffed to assure the board and management that internal controls are suitable to the needs of the business and are functioning satisfactorily
- All relevant information is made available to the external auditors to help them discharge their statutory responsibilities
- There is substantial compliance with the King II Code of Corporate Practices and Conduct
- External audit plans, findings, problems, reports and fees are reviewed and approved

- Matters relating to financial and internal control, accounting policies, reporting and disclosure are fully discussed and actioned
- Internal and external audit plans, methodologies and approaches are properly formulated and implemented
- The performance of the external and internal auditors is effective
- There is compliance with applicable legislation and the requirements of regulatory authorities
- Risks to the group are continually reviewed, updated and managed through the risk committee.

Risk Committee

Risk management covers the continual identification of all forms of risk, and the assessment and monitoring thereof. The risk committee, the members of which are listed on page 10, has been established to meet four times a year. This committee is accountable to the board for the process of risk management and the system of internal control, which is regularly reviewed for effectiveness. In so doing, it:

- Establishes appropriate risk and control policies and communicating these throughout the group
- Ensures that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the group, which have been in place for the year under review and up to the date of approval of the annual report and accounts
- Ensures that there is an adequate and effective system of internal control in place to mitigate the significant risks faced by the group to an acceptable level
- Ensures that there is a documented and tested process in place, which will allow the group to continue its critical business processes in the event of a disastrous incident impacting its activities.

Internal Control

Internal control systems have been developed and are continuously updated to provide reasonable assurance against the risk of material error, fraud or losses occurring. The systems in place rely on a variety of proactive and reactive controls to prevent and detect control breaches. This system of internal control ensures effective and efficient operations, financial control and compliance with laws and regulations. Nothing has come to the attention of the board to indicate any material breakdown in the functioning of these controls during the year under review.

Internal Audit

The activities of the group are monitored and examined by an independent internal function. The scope of the function is determined by an Internal Audit Charter approved by the audit committee of the board of directors. The audit approach is risk based and a globally recognised control framework is used to review the controls in place that address the risks.

All findings and recommendations are reported to executive management and the audit committee of the board of directors. Executive management is responsible for taking corrective actions to address control deficiencies or improve systems whenever so identified. The external and internal auditors have free access to all records and personnel and to the Audit Committee.

Dealing in Company Shares

There are two formalised closed periods which commence six weeks before publication of the interim and yearly results of the group respectively, and extend until the relevant dates of publication. Price-sensitive information is available to directors and executives during these two periods, during which they may not trade in the company's shares. There may be other closed periods, depending on the activities of the group. The company secretary advises all directors and employees prior to the commencement of the closed periods of the prohibitions contained in the Insider Trading Act relating to dealings whilst in possession of price-sensitive information or disclosing such information to others. All dealings by directors of the company are advised to the company secretary, and are notified to the JSE Securities Exchange South Africa in terms of its listings requirements.

Code of Ethics

The group has adopted a code of ethics that formalises a culture of the highest standards of integrity and uncompromising honesty to which all employees are expected to act.

The principles to which each individual subscribes in accepting the code are: integrity, incorruptibility, good faith, impartiality, openness and accountability. New employees receive a copy of the code of ethics as part of their employment conditions. The code also forms an integral part of the induction programme, and is reviewed periodically.

Foschini Limited
Reg. No. 1937/009504/06
JSE codes: FOS – FOSP
ISIN codes: ZAE000031019 – ZAE000031027

Attorneys
Sonnenberg Hoffmann Galombik

Auditors
Arthur Andersen & Co.

Head Office
Stanley Lewis Centre, 340 Voortrekker Road,
7500 Parow East, Republic of South Africa
Telephone +27 (0) 21 938-1911

Principal Bankers
First Rand Bank Limited

Registered Office
12th Floor, Shell House, 9 Riebeek Street,
8001 Cape Town, Republic of South Africa

Secretary
R Stein BComm, CA(SA)
Stanley Lewis Centre, 340 Voortrekker Road,
7500 Parow East, Republic of South Africa
P O Box 6020, 7501 Parow East,
Republic of South Africa

Sponsor
UBS Warburg Corporate Finance (South Africa) (Pty) Ltd
64 Wierda Road East, Wierda Valley, Sandton, 2196
Republic of South Africa

Transfer Secretaries
Computershare Services Limited
8th Floor, 11 Diagonal Street, Johannesburg
2001, Republic of South Africa
P O Box 1053, Johannesburg, 2000
Republic of South Africa
Telephone +27 (0) 11 370-5000

United States ADR Depositary
The Bank of New York, 620 Ave. of the Americas,
New York, NY 10011

Website
http://www.foschinigroup.com/





Board of Directors of Foschini Limited

Non-executive



E Osrin (69) Chairman * + #
Appointed in 1978. Also a director of Allan Gray Property Trust, Atlas Properties Ltd, BOE Ltd and New Clicks Holdings Ltd



D M Nurek (52) Deputy Chairman * + #
Appointed in 1990. Also a director of Allan Gray Property Trust, Aspen Pharmacare Holdings Ltd, Distell Group Ltd, Mobile Industries Ltd, New Clicks Holdings Ltd, Pick 'n Pay Holdings Ltd, Pick 'n Pay Stores Ltd and Trencor Ltd



S E Abrahams (63) FCA, CA(SA) *
Appointed in 1998. Also a director of Investec Group Ltd and Super Group Ltd



L F Bergman (58)
BSc(Chem.Eng.), MSc(Ind.Adm.)
Appointed in 2002. Also a director of Super Group Ltd



W V Cuba (47) BSc(Survey), BBus.Sc, MBA
Appointed in 1998.



N H Goodwin (62) *
Appointed in 1989.



M Lewis (43) BA(Econ)(Hons)
Appointed in 1989.



D M Polak (53) #
Appointed in 1996.



R Stein (52) # BComm, CA(SA)
Appointed in 1999.

* Member of the Audit Committee

\+ Member of the Remuneration Committee

\# Member of the Risk Committee

Audit Committee
E Osrin (Chairman, Foschini Ltd)
D M Nurek (Deputy Chairman, Foschini Ltd)
S E Abrahams (Director, Foschini Ltd)
N H Goodwin (Director, Foschini Ltd)

Remuneration Committee
E Osrin (Chairman, Foschini Ltd)
D M Nurek (Deputy Chairman, Foschini Ltd)
C J Ginsburg (Consultant)

Risk Committee
E Osrin (Chairman, Foschini Ltd)
D M Nurek (Deputy Chairman, Foschini Ltd)
D M Polak (Director, Foschini Ltd)
R Stein (Director, Foschini Ltd)
A D Murray (Director, Operating Board)

The Foschini Group of Companies

Operating Board

D M Polak
Managing Director
Joined the group in 1969

A J du Preez
Managing Director – Foschinidata
Joined the group in 1980

P S Meiring
Managing Director – Retail Credit Solutions
Joined the group in 1983

E Osrin
Joined the group in 1978

R Stein BComm, CA(SA)
Group Financial Director
Joined the group in 1996

S N Bowley BBus.Sc(Hons)
Managing Director – Foschini Stores
Joined the group in 1987

H B Godfrey
Managing Director – TFG Apparel Supply Company and @home
Joined the group in 1994

A D Murray BA, CA
Retail Director – Jewellery Division, Markhams, Exact! and Sports Division
Joined the group in 1985

M C Park BA(Econ), BSoc.Sc
Group Human Resources Director
Joined the group in 1973



From left: P S Meiring, A J du Preez, S N Bowley, D M Polak, M C Park, H B Godfrey, A D Murray, E Osrin and R Stein

Executive Management

A R Bisogno
Managing Director – Exact!
Joined the group in 1978

M Mendelsohn
Managing Director – Sports Division
Joined the group in 1982

D B Gedye
Managing Director – Markhams
Joined the group in 1979

K L Schreuder BA(Econ)
Managing Director – Jewellery Division
Joined the group in 1976

CORPORATE STRUCTURE

CORPORATE BOARD ○ FOSCHINI LIMITED

GROUP MANAGING DIRECTOR

BOARD OF DIRECTORS ○ FOSCHINI GROUP OF COMPANIES

OPERATIONS

Foschini
Foschini • Donna-Claire • Fashion Express

Markhams
Markhams • RJL

Exact!

Sports Division
Sport Scene • Totalsports

Jewellery Division
American Swiss • Sterns

@home

TFG Apparel Supply Company

Financial Services
Retail Credit Solutions • RCS Private Label Cards • RCS Personal Finance

SERVICES
Foschini Finance • Foschinidata • Human Resources




77







Years ended
No. of weeks
Profitability
Turnover (Rm)
Trading income (Rm)
Trading margin (%)
Net income attributable to ordinary shareholders (Rm)
Balance Sheet
Total assets (Rm)
Total shareholders' interest (Rm)
Debt equity ratio (%)
Total liabilities to shareholders' interest (times)
Current ratio (times)
Share Statistics
Headline earnings per ordinary share (cents) *
change (%)
Tangible net asset value per ordinary share (cents) **
Market capitalisation (Rm)
Statistics
Number of ordinary shares on which attributable earnings calculated (millions)
Number of ordinary shares on which net asset value calculated (millions)
Number of ordinary shares in issue (millions)
Other
Number of stores

2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
52	52	53	52	52	52	52	52	53	52
3 289,9	2 980,5	2 646,5	2 514,3	2 399,3	2 256,5	2 183,3	1 787,5	1 442,4	1 161,4
333,3	190,9	319,6	337,8	338,7	300,1	404,2	344,8	268,1	225,0
10,1	6,4	12,1	13,4	14,1	13,3	18,5	19,3	18,6	19,4
199,9	116,0	233,3	211,2	191,6	165,1	227,5	188,4	143,7	103,3
3 086,1	2 889,0	2 602,8	2 318,4	2 237,7	1 960,8	1 822,5	1 656,2	1 335,4	1 031,7
1 830,1	1 775,1	1 755,7	1 544,3	1 349,0	1 156,0	991,0	763,7	575,6	446,1
17,1	15,1	3,0	–	–	17,2	28,3	38,4	45,5	34,9
0,68	0,63	0,48	0,50	0,56	0,67	0,83	1,12	1,32	1,31
3,07	3,46	3,82	3,38	3,09	3,07	2,92	2,60	2,21	1,94
87,9	50,1	100,1	91,2	82,7	71,3	98,3	81,4	62,1	44,6
75,4	(49,9)	9,8	10,2	16,1	(27,4)	20,8	31,1	39,2	11,2
803,2	731,5	752,7	666,8	582,4	499,1	427,8	329,6	248,4	192,5
1 681,1	1 190,5	3 196,1	2 917,4	4 451,5	3 495,6	5 243,0	4 222,8	3 840,8	2 465,4
231,0	237,9	233,2	231,5	231,5	231,5	231,5	231,5	231,5	231,5
226,3	240,5	233,2	231,5	231,5	231,5	231,5	231,5	231,5	231,5
240,5	240,5	235,0	231,5	222,6	211,9	201,7	191,9	185,1	177,7
1 186	1 207	1 088	1 069	1 013	971	945	863	825	713

When an accounting policy has been changed, comparative figures have been restated in accordance with the new policy.

Where applicable, net income and attributable earnings are stated before extraordinary or exceptional items.

* Up to 1999, comparative figures were restated in terms of the increased number of shares in issue resulting from sub-divisions and capitalisation issues. From 2000, this figure has been calculated using the weighted average number of shares in issue, without re-statement of prior year figures.

** Up to 1999, comparative figures were restated in terms of the increased number of shares in issue resulting from sub-divisions and capitalisation issues. From 2000, this figure has been calculated using the net actual number of shares in issue, without re-statement of prior year figures. From 2001 this figure has been calculated as the tangible net asset value per ordinary share.

The restructuring of this division into three separate trading formats, namely Foschini, Donna-Claire and Fashion Express, which began in September 2000, continues to progress positively, with improvement being experienced season by season. Whilst turnover growth for the full year was 3,4%, sales in the last quarter of the year grew by 8,5%, and this improved performance has continued into the first 8 weeks of the new financial year. Since the year end, a further 26 Foschini stores have been converted to Fashion Express, totalling 103 stores countrywide, which completes that part of the Foschini division restructure. The Fashion Express chain has found good acceptance in the market in which it operates and is showing very pleasing same store growths.

Donna-Claire, the niche format focussing on bigger sizes, continues to grow extremely well out of its 42 stores. Over the next few years this format has the potential of growing to between 60 and 80 stores countrywide.

The Foschini stores now offering an elevated fashion and quality position, and now trading out of 199 stores, are improving profitability season by season, which improvement has continued into the new financial year. The level of markdowns, which had become excessive in the past few years, has reduced from 27% to 21% of gross sales, ensuring a far improved quality of sales and enhanced profitability.

SIMON BOWLEY (MANAGING DIRECTOR)







		2002	2001
Number of stores	Foschini	**225**	311
	Fashion Express	**77**	-
	Donna-Claire	**42**	36
	Total	**344**	347
Floor area (square metres)	Foschini	**116 041**	139 588
	Fashion Express	**21 650**	-
	Donna-Claire	**10 662**	8 080
	Total	**148 353**	147 668
Turnover (R millions)	Foschini	**1167,0**	1 264,7
	Fashion Express	**124,9**	-
	Donna-Claire	**107,0**	88,8
	Total	**1 398,9**	1 353,5

donna-claire FASHION IN SIZES 16-28

fashion EXPRESS



FOSCHINI

REVIEW OF MARKHAMS

DAVE (MANAGING DIRECTOR)

The Markhams division, which is South Africa's most significant independent mens retailer, continued to grow its market share with its improved merchandise assortment. Its stand-alone young unisex RJL stores have further grown to 33 stores in total, *and are achieving significant same store growths. These stores* will continue to be expanded as and when suitable locations are found.





		2002	2001
Number of stores	Markhams	**172**	173
	RJL	**33**	32
	Total	**205**	205
Floor area (square metres)	Markhams	**51 164**	51 365
	RJL	**4 510**	4 951
	Total	**55 674**	56 316
Turnover (R millions)	Markhams	**543,8**	498,0
	RJL	**60,6**	45,4
	Total	**604,4**	543,4

RJL
The sharp side of the edge.



MARKHAMS

Our Exact! division, which grew out of the rebranded Pages format, continues with its very encouraging performance, confirming an acceptance of this new brand by both existing and new customers. As this division continued with its relocation strategy into shopping centres, it opened 6 new stores during the year whilst at the same time closing 28 of its smaller unsuitably located stores. What is all the more pleasing about the performance of this division is that it grew its turnover by 17,2%, notwithstanding the fact that the number of stores was reduced during the year from 187 to 165.



ABIGAIL BISOGNO (MANAGING DIRECTOR)





	2002	2001
Number of stores	165	187
Floor area (square metres)	45 416	50 533
Turnover (R millions)	300,5	256,4





exact!

REVIEW OF TFG APPAREL SUPPLY COMPANY

TFG Apparel Supply Company (TFGA) continues to remain strategic to the group's trading divisions in its function of garment procurement through C.M.T. manufacturing and its sourcing capability. This division allows our trading divisions to achieve higher margins and differential merchandise.

Through our in-house design capability and fabric purchasing, TFGA produces up to 4 million garments across a broad spectrum of products via some 20 dedicated large C.M.T. factories based in the Western Cape and other parts of South Africa employing, indirectly, some 3 000 workers. It operates a state of the art design centre, using the latest technology in order to meet the needs of our trading divisions. Quality control plays an all important role in ensuring customer satisfaction.









HOWARD GODFREY (MANAGING DIRECTOR)



TFGA operates a sourcing division which procures ready-made garments for our trading divisions, where these can be sourced more competitively than locally produced. The sourcing team has an exclusive arrangement with an international sourcing operation based in Hong Kong, which facilitates the group's import requirements across apparel, homewares and jewellery. This division employs some 160 people in its operation of C.M.T. production, sourcing and quality control in order to bring on-time deliveries, price and quality to our trading divisions, adding competitive retail advantage.





TFG

APPAREL SUPPLY COMPANY

REVIEW OF SPORTS DIVISION

With Totalsports now fully integrated, the Sports division continues to improve, and maintains its position as the leading speciality sports apparel chain in the country. The acquisition of Totalsports has turned out to be very successful for our sports division and has traded extremely profitably during the year under review.



Martin Mendelsohn (Managing Director)







		2002	2001
Number of stores	Sport Screne	**59**	54
	Totalsports	**93**	91
	Total	**152**	145
Floor area (square metres)	Sport Scene	**11 453**	9 835
	Totalsports	**22 762**	21 455
	Total	**34 215**	31 290
Turnover (R millions)	Sport Scene	**138,9**	99,1
	Totalsports	**271,3**	229,4
	Total	**410,2**	328,5

Sport scene

TotalSPORTS



REVIEW OF JEWELLERY DIVISION

The jewellery division traded substantially better than in the last financial year and grew its turnover by 7,4%, thereby significantly growing its market share in a shrinking market. This division, where it makes financial sense, will continue to rationalise its store base by closing appropriate stores and moving its customer base to other nearby outlets. This rationalisation has, and will continue to improve sales densities and better utilisation of working capital. During the year 13 stores were closed whilst 2 new stores were opened. The new-look American Swiss millennium stores, which are being rolled out in major shopping centres, have made a big impact and are reflecting vastly improved growth.

KEN SCHNEIDER (MANAGING DIRECTOR)


TEMPO



		2002	2001
Number of stores	American Swiss	188	193
	Sterns	124	130
	Total	312	323
Floor area (square metres)	American Swiss	13 699	13 867
	Sterns	9 260	9 514
	Total	22 959	23 381
Turnover (R millions)	American Swiss	344,9	323,3
	Sterns	183,1	168,2
	Total	528,0	491,5

AMERICAN SWISS
YOU DESERVE IT

STERNS
FOR NOW · FOREVER



REVIEW OF @HOME

Our newly established @home division, offering soft furnishings, kitchen, and bedroom and bathroom items, was piloted in May 2001. This division is trading well above expectations and a further 6 stores will be opened in the new financial year. Because of the *positive reaction from the market place, this division will be* rolled out to approximately 40 stores countrywide in the next few years. @home, in its first 10 months of operations, is already breaking even and will start contributing to profits in the new financial year.



HOWARD GODFREY (MANAGING DIRECTOR)





	2002	2001
Number of stores	8	–
Floor area (square metres)	3 549	–
Turnover (R millions)	46,4	–


@home®
THE HOMEWARE STORE

VALUE ADDED STATEMENT

for the years ended 31 march

	Notes	2002 Rm	%	2001 Rm	%
Turnover		3 289,9		2 980,5	
Dividends received		15,2		11,8	
Paid to suppliers for goods and services		(2 307,4)		(2 152,3)	
Value added		997,7	100,0	840,0	100,0
Applied as follows:					
Employees					
Remuneration to employees		528,2	52,9	505,4	60,2
Providers of capital					
To lenders as finance charges		62,6	6,3	43,2	5,2
To shareholders as dividends		50,5	5,1	79,1	9,4
Taxation					
Taxation		93,1	9,3	135,6	16,1
Reinvested					
Reinvested in the group to finance future expansion and growth	1	263,3	26,4	76,7	9,1
Employment of value added		997,7	100,0	840,0	100,0

Notes to the Value Added Statement

	2002 Rm	%	2001 Rm	%
1. Reinvested in the group to finance future expansion and growth				
Depreciation and goodwill	129,9	13,0	135,0	16,1
Deferred taxation	(18,5)	(1,8)	(95,2)	(11,4)
Retained income	151,9	15,2	36,9	4,4
	263,3	26,4	76,7	9,1

	2002 Rm	2001 Rm
2. State taxes		
Direct taxation as above	93,1	135,6
Net value added taxation/general sales taxation	100,0	76,4
Employees taxation	65,4	68,5
Regional Services Council levies	7,1	6,5
Channelled through the group	265,6	287,0

A



2
1
3

B



2
1
3

A: 2002

B: 2001

		2002	2001
1	Employees	52.9%	60.2%
2	Reinvested	26.4%	9.1%
3	Taxation	9.3%	16.1%
	Providers of capital	11.4%	14.6%

ANALYSIS OF BENEFICIAL SHAREHOLDERS AT 31 MARCH 2002

Category	Number of shareholders	% of total	Number of shares held	Percentage of shares in issue
Companies	145	6,5	34 940 167	14,5
Insurance Companies	40	1,8	16 020 155	6,6
Nominee Companies and Trusts	451	20,2	105 737 207	44,0
Pension and Provident Funds	95	4,3	78 589 289	32,7
Individuals	1 501	67,2	5 211 423	2,2
	2 232	100,0	240 498 241	100,0

BENEFICIAL SHAREHOLDINGS GREATER THAN 5%

Beneficial interests - direct and indirect, as per share register and information supplied by nominee companies as at 31 March 2002	Holding	Percentage
Foschini Stores (Pty) Ltd	14 233 921	5,9
Transnet Pension Funds (SA)	12 141 730	5,1
	26 375 651	11,0

SHAREHOLDER SPREAD

Category	Number of beneficial shareholders	% of total	Number of shares held	Percentage of shares in issue
South Africa:				
Public	2 111	94,6	169 139 730	70,3
Directors	24	1,1	9 780 925	4,1
Trustees	2	0,1	9 576 216	4,0
Subsidiary	1	–	14 233 921	5,9
Total	2 138	95,8	202 730 792	84,3
Other than South Africa:				
Public	93	4,2	32 133 526	13,4
Directors	1	–	5 633 923	2,3
Trustees	–	–	–	–
Subsidiary	–	–	–	–
Total	94	4,2	37 767 449	15,7
Total:				
Public	2 204	98,8	201 273 256	83,7
Directors	25	1,1	15 414 848	6,4
Trustees	2	0,1	9 576 216	4,0
Subsidiary	1	0,0	14 233 921	5,9
Total	2 232	100,0	240 498 241	100,0

SHARE PERFORMANCE

for the years ended 31 march

	2002	2001
Closing market price per share (cents)		
– at year end	699	495
– highest	830	1 385
– lowest	460	495
Tangible net asset value per share (cents)	803,2	731,5
Number of shares in issue (millions)	240,5	240,5
Price/earnings ratio at year end	7,95	9,88
Number of shares traded during the year (millions)	145,0	160,5
Market capitalisation (Rmillions)	1 681,1	1 190,5

FINANCIAL CALENDAR

Financial year end	31 March 2002
Annual Report	30 June 2002
Annual general meeting (65th)	3 September 2002
Interim profit announcement	November 2002
Dividend payments	
Ordinary	
– final	July 2002
– interim	January 2003
Preference	
– interim	September 2002
– final	March 2003





Board of Directors Approval

To the members of Foschini Limited

The board of directors (the board) is responsible for the preparation of the annual financial statements of the company and the group in accordance with South African Statements of Generally Accepted Accounting Practice. These incorporate reasonable and prudent judgements and estimates and fairly present the state of affairs of the company and the group.

The board has every reason to believe that the company will continue as a going concern for the foreseeable future, and the annual financial statements have been prepared on the basis of this assumption.

The annual financial statements and group annual financial statements set out on pages 34 to 56 were approved by the board on 29 May 2002 and are signed on its behalf by:

E Osrin	D M Polak
Chairman	Managing Director

Company Secretary's Certificate

I certify that Foschini Limited has lodged with the Registrar of Companies all returns as required by a public company in terms of section 268G(d) of the Companies Act, 1973, as amended, and that such returns are true, correct and up to date.

R Stein
Secretary
29 May 2002

Auditors' Report

Report of the Independent Auditors to the Members of Foschini Limited

We have audited the annual financial statements and the group annual financial statements of Foschini Limited, set out on pages 34 to 56, for the year ended 31 March 2002. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.
An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements
- assessing the accounting principles used and significant estimates made by management
- evaluating the overall financial statement presentation

We believe that our audit provides a reasonable basis for our opinion.

Audit Opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and the group at 31 March 2002, and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South African Companies Act.

ARTHUR ANDERSEN & CO.
Registered Accountants and Auditors
Chartered Accountants (SA)
Cape Town
29 May 2002

Nature of Business

Foschini Limited is an investment holding company whose subsidiaries, through their operating divisions – Foschini, branded as Foschini, Donna-Claire and Fashion Express; Markhams, branded as Markhams and RJL; Exact!; The Sports Division, branded as Sport Scene and Totalsports; TFG Apparel Supply Company; The Jewellery Division; branded as American Swiss and Sterns; @home and Retail Credit Solutions – retail clothing, jewellery, accessories, cosmetics, sporting apparel and homewares to the broad, middle-income group throughout Southern Africa. The group operates in the retail and personal loans segments, entirely within the South African Common Monetary Area.

Corporate Governance

Details are covered on pages 7 and 8 of this report.

Share Capital

The group's share buy back programme commenced at the end of May 2001, and 14,2 million shares amounting to 5,9% of the company's issued share capital have been repurchased at an average cost per share of R6,81. The group will hold these shares as treasury stock. Further details of the authorised and issued share capital are reflected in note 14.

Distribution to Shareholders

Interim Ordinary

The directors declared an interim ordinary dividend of 15,5 cents per ordinary share which was paid on 7 January 2002 to ordinary shareholders registered in the books of the company at the close of business on Friday, 4 January 2002.

Final Ordinary

The directors have declared a final ordinary dividend of 15,5 cents per ordinary share payable on 22 July 2002 to ordinary shareholders registered in the books of the company at the close of business on Friday, 19 July 2002.

Preference

The company paid the following dividends to holders of 6,5% cumulative preference shares:
28 September 2001 – R13 000
(29 September 2000 – R13 000)
2 April 2002 – R13 000
(30 March 2001 – R13 000).

Directors and Secretary

The names of the company's directors and the secretary are set out on pages 9 and 10 of this annual report.
Mr L F Bergman was appointed to the Board on 14 March 2002.

The following directors retire in terms of the articles of association but, being eligible, offer themselves for re-election as directors: L F Bergman, N H Goodwin, M Lewis and R Stein.

During the year under review, as previously advised, Mrs K Jowell and Mr H A Gorvy resigned as directors of the company.

For details of directors' interests in the company's issued shares, refer to note 14 (Share Capital).

Subsidiaries

The names of, and certain financial information relating to the company's key subsidiaries appear on page 56.

Earnings of Subsidiaries

The interest of your company in the aggregate income after taxation of its subsidiaries is R158,7 million (2001:R89,3 million).

Special Resolutions

On 4 September 2001 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries of the issued ordinary shares of the company, valid until the next annual general meeting. At the next annual general meeting to be held on 3 September 2002 shareholders will be asked to renew this general authority, as set out in the notice to members.
No other special resolutions were passed during the year under review.

Special Resolutions Passed by Subsidiary Companies

No special resolutions of any significance were passed during the year under review.

Staff Share Incentive and Option Schemes

Details are reflected in note 14 (Share Capital).

The financial statements are prepared on the historical cost basis, except where otherwise stated, and in accordance with South African Statements of Generally Accepted Accounting Practice. The following principal accounting policies are consistent with those applied in the previous year, except where otherwise stated. When an accounting policy is altered, comparative figures are restated in accordance with the new policy, to allow for more meaningful comparisons.

Bank Balances

Outstanding cheques are included in accounts payable.

Capitalisation Share Awards and Cash Dividends

The full value of capitalisation share awards, including the cash portion, is recorded as a distribution in the statement of changes in equity. The estimated value of the capitalisation share award is transferred to a share distribution reserve, pending the outcome of the award. Cash dividends and the related STC charge are accounted for in the period when the dividend is declared. Final dividends declared after the year-end, which were previously accrued as payable at year-end, are transferred to a dividend reserve.

Consolidation

The group financial statements incorporate the financial statements of the company and all its subsidiaries. The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement. The results of subsidiaries are included from the effective dates of acquisition and, where applicable, up to the effective dates of disposal. Inter-company transactions and balances are eliminated on consolidation.

Cost of Turnover

Cost of turnover is calculated as the cost of goods sold, including promotional costs.

Export Partnerships

Participation in export partnerships is recorded at the cost of the original participation less subsequent capital receipts received by the partnerships.

Financial Instruments

Financial instruments carried on the balance sheet include cash on hand and cash in bank, investments, loans, participation in export partnerships, receivables, payables and interest bearing debt. These instruments are reflected at cost unless otherwise stated. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item. Derivative financial instruments principally include foreign exchange contracts. These contracts are recognised as foreign currency transactions. In the instance that the group has a legal right to apply an amount due from a third party against the amount due to a creditor, provided that there is an agreement among the three parties that clearly establishes the contractual right of set-off, and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously, the related amounts are off set and the net amounts reported.

Fixed Assets

Fixed assets, including capitalised leased assets are depreciated on a straight line basis over the periods of their estimated useful lives, at the following rates per annum:

Shopfitting and passenger vehicles	20%
Commercial vehicles	25%
Computers and related equipment	20% – 33%
Capitalised leased assets	20%
Properties	5%

Depreciation is provided on owner-occupied properties. Owner occupied properties were previously considered to be investment properties and were not depreciated.

Goodwill

Goodwill is written off on a straight-line basis over the period, not exceeding 20 years, during which the company expects to derive economic benefits.

Impairment of Assets

Shopfitting, equipment and motor vehicles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised against income. The recoverable amount of an asset is the higher of its net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in income.

Interest in Subsidiaries

Interest in subsidiaries is stated at fair value, which approximates attributable net asset value. Changes arising on revaluation are adjusted directly to a revaluation reserve.

Inventory

Inventory comprises merchandise for resale and raw materials which are stated at the lower of cost, which approximates the FIFO basis of valuation, and net realisable value.

Lease Agreements

Assets subject to finance lease agreements are capitalised at original cost with the related lease obligation recognised at the same value. Lease agreement payments are allocated using the effective interest rate method between the lease finance cost, which is included in financing costs, and the capital repayment, which reduces the liability to the lessor.

Provisions

A provision is recognised when, and only when the group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Retirement Benefits

Retirement Fund

Contributions to provide funding to the retirement fund are determined as a percentage of pensionable salaries. Contributions to the fund are charged to the income statement as incurred.

Medical Aid

Where the company has an obligation to provide post retirement medical aid benefits to employees, the company recognises the costs of these benefits in the year in which the employees render the services. The costs of post retirement medical aid benefits were previously recognised as incurred.

Share Repurchases

Shares repurchased and held by subsidiaries are treated as treasury shares, and are presented as a reduction from equity.

Taxation

Deferred taxation is provided for on the comprehensive allocation basis, to take into account the effect of temporary differences between the tax value of an asset or liability and its balance sheet carrying amount.

Deferred taxation assets are recognised for all deductible temporary differences and assessed losses to the extent that it is probable that taxable profit will be available against which such deductible temporary differences and assessed losses can be utilised.

Secondary taxation on companies is provided in respect of dividend payments, net of dividends received or receivable, and is recognised as a tax charge in the year in which the related dividend is declared.

Translation of Foreign Currencies

All foreign liabilities are covered by forward exchange contracts, which are translated at the rates of exchange ruling at the balance sheet date. All gains or losses, whether realised or unrealised, are recognised in the income statement in the period in which they occur. Forward exchange contracts are valued using the mark-to-market basis.

Turnover

Turnover represents the invoiced value of retail sales, excluding inter-group sales, General Sales Tax and Value Added Tax.

balance sheet at 31 march

Foschini Limited and subsidiaries	Notes	2002 Rm	2001 Rm
ASSETS			
Non-current assets			
Fixed assets	6	**271,8**	289,6
Goodwill	4	**12,4**	15,5
Preference share investment	7	**150,0**	150,0
Loans	9	**92,8**	100,3
Loan debtors	10	**388,0**	262,5
Participation in export partnerships	11	**260,4**	289,8
		1 175,4	1 107,7
Current assets			
Inventory	12	**595,1**	554,3
Accounts receivable	13	**1 288,8**	1 201,7
Cash		**26,8**	25,3
		1 910,7	1 781,3
Total assets		**3 086,1**	2 889,0
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	14	**3,2**	3,4
Share premium		**498,7**	498,7
Treasury shares repurchased		**(96,7)**	–
Dividend reserve	15	**37,3**	13,2
Distributable reserve		**1 387,6**	1 259,8
		1 830,1	1 775,1
Minority interest		**8,6**	–
Non-current liabilities			
Interest bearing debt			
– retail	16	**43,8**	124,9
– loan debtors funding	17	**388,0**	262,5
Deferred taxation	18	**193,4**	211,9
		625,2	599,3
Current liabilities			
Interest bearing debt	16	**57,8**	55,5
Accounts payable		**507,6**	391,3
Taxation		**56,8**	67,8
		622,2	514,6
Total equity and liabilities		**3 086,1**	2 889,0

INCOME STATEMENT

for the years ended 31 march

Foschini Limited and subsidiaries	Notes	% change	2002 Rm	2001 Rm
Turnover		10,4	3 289,9	2 980,5
Cost of turnover			1 998,3	1 856,9
Gross profit			1 291,6	1 123,6
Net income – RCS Personal Finance			32,5	–
Interest received			97,5	52,1
Interest paid			(38,0)	(20,9)
Other costs/income			(27,0)	(31,2)
Trading expenses				
– Depreciation			(126,8)	(131,9)
– Employee costs			(528,2)	(505,4)
– Occupancy costs			(280,3)	(246,3)
– Other operating costs/income			(55,5)	(49,1)
Trading income	1	74,6	333,3	190,9
Dividends received			15,2	11,8
Operating income			348,5	202,7
Finance charges			62,6	43,2
Net operating income			285,9	159,5
Goodwill written off			3,1	3,1
Income before taxation			282,8	156,4
Taxation	2		74,6	40,4
Income after taxation		79,5	208,2	116,0
Minority interest			8,3	–
Income attributable to ordinary shareholders		72,3	199,9	116,0
Earnings per ordinary share (cents)	3	77,5	86,6	48,8
Headline earnings per ordinary share (cents)	3	75,4	87,9	50,1

STATEMENT OF CHANGES IN EQUITY

for the years ended 31 march

Foschini Limited and subsidiaries	Notes	2002 Rm	2001 Rm
Share Capital			
Balance at the beginning of the year		**3,4**	3,3
Capitalisation awards	14	**-**	0,1
Shares purchased by subsidiary	14	**(0,2)**	-
Balance at the end of the year		**3,2**	3,4
Share Premium			
Balance at the beginning of the year		**498,7**	451,7
Capitalisation awards		**-**	47,0
Balance at the end of the year		**498,7**	498,7
Treasury Shares Repurchased			
Balance at the beginning of the year		**-**	-
Shares purchased by subsidiary		**(96,7)**	-
Balance at the end of the year		**(96,7)**	-
Dividend Reserve			
Balance at the beginning of the year		**13,2**	-
Change in accounting policy		**-**	49,3
Restated balance at the beginning of the year		**13,2**	49,3
Transfer to dividend reserve		**37,3**	13,2
Transfer from dividend reserve		**(13,2)**	(49,3)
Balance at the end of the year	15	**37,3**	13,2
Accumulated Profits			
Balance at the beginning of the year		**1 259,8**	1 266,2
Change in accounting policy	6, 27	**-**	(79,4)
Restated balance at the beginning of the year		**1 259,8**	1 186,8
Earnings for the period		**199,9**	116,0
Transfer to dividend reserve		**(37,3)**	(13,2)
Transfer from dividend reserve		**13,2**	49,3
Dividends paid		**(48,0)**	(31,8)
Distributions declared		**-**	(47,3)
Balance at the end of the year		**1 387,6**	1 259,8
Summary			
Equity at the beginning of the year		**1 775,1**	1 721,2
Changes in accounting policy		**-**	(30,1)
Restated equity at the beginning of the year		**1 775,1**	1 691,1
Equity at the end of the year		**1 830,1**	1 775,1



CASH FLOW STATEMENT

for the years ended 31 march

Foschini Limited and subsidiaries	Notes	2002 Rm	2001 Rm
Cash flows from operating activities			
Cash generated by operations	20.1	**473,2**	333,7
Increase in working capital	20.2	**(11,6)**	(59,6)
Cash generated by operating activities		**461,6**	274,1
Decrease (increase) in loans		**7,5**	(0,6)
Finance charges		**(62,6)**	(43,2)
Taxation		**(104,1)**	(132,4)
Dividend		**(48,0)**	(31,8)
Net cash inflows from operating activities		**254,4**	66,1
Cash flows from investing activities			
Purchase of fixed assets		**(112,5)**	(128,3)
Proceeds on sale of fixed assets		**5,9**	5,4
Decrease in participation in export partnerships		**29,4**	37,6
Increase in loan debtors		**(125,5)**	(204,5)
Share buy back by subsidiary		**(96,9)**	-
Acquisition of subsidiary	20.3	**-**	(80,4)
Net cash outflows from investing activities		**(299,6)**	(370,2)
Cash flows from financing activities			
Increase in long-term loans		**44,4**	335,4
Increase in short-term loans		**2,3**	16,8
		46,7	352,2
Net increase in cash and cash equivalents during the year		**1,5**	48,1
Cash and cash equivalents at the beginning of the year		**175,3**	127,2
Cash and cash equivalents at the end of the year	20.4	**176,8**	175,3







	2002 Rm	2001 Rm
1. Trading Income		
Trading income has been arrived at after taking account of:		
Auditors' remuneration		
– audit fees	1,2	1,0
– fees for other services	0,4	0,2
Lease expenses		
– operating leases on land and buildings and related equipment	312,1	267,9
Profit on sale of fixed assets	2,1	0,9
Retirement fund expenses	24,8	27,8
2. Taxation		
South African taxation		
– current year	82,5	126,8
– prior year under provision	3,0	–
– secondary tax on companies	0,8	2,5
– deferred taxation	(18,4)	(94,6)
Non-South African taxation		
– current year	6,8	6,3
– deferred taxation	(0,1)	(0,6)
	74,6	40,4
Reconciliation of tax rate		
Effective tax rate	26,4	25,9
– prior year under provision	(1,1)	–
Exempt income	6,4	8,3
Non-deductible expenditure	(1,1)	(2,1)
Non-South African tax rate	(0,3)	(0,5)
Secondary tax on companies	(0,3)	(1,6)
South African statutory rate	30,0	30,0
3. Earnings and Headline Earnings per Ordinary Share		
Income attributable to ordinary shareholders	199,9	116,0
Adjustment for goodwill written off	3,1	3,1
Headline earnings	203,0	119,1

	2002	2001
Weighted average number of ordinary shares in issue	230 951 924	237 909 484
Earnings per ordinary share (cents)	86,6	48,8
Goodwill written off per share (cents)	1,3	1,3
Headline earnings per ordinary share (cents)	87,9	50,1

	2002 Rm	2001 Rm
4. Goodwill		
Cost	**18,6**	18,6
Accumulated amounts written off	**6,2**	3,1
Net book value	**12,4**	15,5

Goodwill is being amortised over a period of 6 years.

5. Directors' Remuneration for the year ended 31 March 2002

	Fees R'000	Remuneration R'000	Other benefits ** R'000	Performance bonus * R'000	Total 2002 R'000
Non-executive					
E Osrin	400,0				400,0
D M Nurek	70,0				70,0
S E Abrahams	67,5				67,5
L F Bergman	–				–
W V Cuba	55,0				55,0
H A Gorvy (resigned 4 September 2001)	25,0				25,0
N H Goodwin	55,0				55,0
K Jowell (resigned 25 May 2001)	12,5				12,5
M Lewis	60,0				60,0
Total	745,0	–	–	–	745,0
Executive					
D M Polak		1 752,5	374,6	350,0	2 477,1
R Stein		994,6	264,8	210,0	1 469,4
Total		2 747,1	639,4	560,0	3 946,5
Total remuneration	**745,0**	**2 747,1**	**639,4**	**560,0**	**4 691,5**

*The performance bonus is in respect of the year ended 31 March 2002.

**Other benefits include pension fund, medical aid, group life cover and travel allowance.

	2002 Rm	2001 Rm
6. Fixed Assets		
Land and buildings		
At cost	**52,5**	52,5
Accumulated depreciation	**39,5**	39,5
Net book value at the end of the year	**13,0**	13,0
Shopfitting, equipment & vehicles		
At cost	**878,9**	929,5
Accumulated depreciation	**620,2**	653,7
Net book value at the end of the year	**258,7**	275,8
Capitalised leased assets		
At cost	**18,2**	30,9
Accumulated depreciation	**18,1**	30,1
Net book value at the end of the year	**0,1**	0,8
Total		
At cost	**949,6**	1 012,9
Accumulated depreciation	**677,8**	723,3
Net book value at the end of the year	**271,8**	289,6

Analysis of movements	Land and buildings	Shopfitting, equipment & vehicles	Capitalised leased assets	Total	Total
Net book value at the beginning of the year	13,0	275,8	0,8	**289,6**	280,7
Additions	–	112,5	–	**112,5**	145,4
Disposals	–	(3,5)	–	**(3,5)**	(4,6)
Depreciation	–	(126,1)	(0,7)	**(126,8)**	(131,9)
Net book value at the end of the year	13,0	258,7	0,1	**271,8**	289,6

Depreciation is now provided on owner-occupied properties. Comparative figures have been restated to reflect the change as if the new policy had been applied retrospectively. Registers of the land and buildings are available for inspection at the head office of the company at Parow East.

	2002 Rm	2001 Rm
7. Preference Share Investment		
Cumulative preference shares, redeemable 1 June 2003, with dividends payable bi-annually on 31 October and 30 April, at a rate linked to prime.	**150,0**	150,0
	150,0	150,0

8. Unrecognised Financial Asset

In terms of the group's accounting policy for financial instruments, the group has not recognised the following financial asset:

Foschini Limited purchased a R300 million preference share investment which carries a 12,4% NACSA dividend coupon rate and is redeemable on 13 June 2011. For security of Foschini Limited's preference share investment, the finance company referred to in note 19 has pledged its loan receivable from the subsidiary to Foschini Limited in the event of default in terms of the preference share arrangement. For security of the subsidiary company's loan, Foschini Limited has pledged its preference share investment to the finance company in the event of default in terms of the loan arrangement.

	2002 Rm	2001 Rm
9. Loans		
Housing loans	**21,6**	29,8
Deduct amount to be repaid by 31 March 2003, included in accounts receivable	**2,6**	3,3
	19,0	26,5
Loan to share incentive trust	**73,8**	73,8
	92,8	100,3

Housing loans made to directors and employees are secured by mortgage bonds, bear interest at a rate of 12,75 % per annum, and are repayable over varying periods, not exceeding 20 years. The loan to the share incentive trust is unsecured, interest-free and is repayable on demand.

	2002 Rm	2001 Rm
10. Loan Debtors		
Loans, limited to R12 000 per loan, are made to customers at varying rates of interest, are unsecured, and are repayable over periods not exceeding 5 years.	**388,0**	262,5
11. Participation in Export Partnerships		
A subsidiary company participated in certain export partnerships, whose business is the export and sale of containers. The partnerships sold these containers in terms of long-term credit arrangements, with repayment terms usually over a 10 to 15 year period. A company listed on the JSE Securities Exchange South Africa has warranted certain important aspects of our subsidiary company's participation. (refer note 21)	**260,4**	289,8
12. Inventory		
Merchandise	**567,1**	540,7
Raw materials	**28,0**	13,6
	595,1	554,3
13. Accounts Receivable		
Trade receivables	**1 212,7**	1 139,9
Other debtors and prepayments	**76,1**	61,8
	1 288,8	1 201,7



	2002 Rm	2001 Rm
14. Share Capital		
Authorised		
200 000 (2001:200 000) 6,5% cumulative preference shares of R2 each	**0,4**	0,4
600 000 000 (2001:600 000 000) ordinary shares of 1,25 cents each	**7,5**	7,5
	7,9	7,9

Issued	2002	2001		
Ordinary share capital	Number of shares			
Ordinary shares of 1,25 cents each				
– balance at the beginning of the year	**240 498 241**	235 009 667	**3,0**	2,9
– arising out of capitalisation issues	–	5 488 574	–	0,1
– balance at the end of the year – company	**240 498 241**	240 498 241	**3,0**	3,0
– share buy back by subsidiary	**14 233 921**	–	**0,2**	–
– balance at the end of the year – group	**226 264 320**	240 498 241	**2,8**	3,0
Preference share capital				
200 000 (2001:200 000) 6,5% cumulative preference shares of R2 each			**0,4**	0,4
Total issued share capital – company			**3,4**	3,4
Total issued share capital – group			**3,2**	3,4

Unissued

In terms of the provisions of the Companies Act, all the unissued ordinary shares remain under the control of the directors only until the forthcoming annual general meeting.

In terms of a special resolution passed at the annual general meeting of the company on 4 September 2001 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries, of the issued ordinary shares of the company, not exceeding 20% in the aggregate in any one financial year. The general authority is subject to the Listings Requirements of the JSE Securities Exchange South Africa and the Companies Act No 61 of 1973 of South Africa as amended, and is valid only until the company's next annual general meeting.

As at 31 March 2002 a subsidiary, Foschini Stores (Pty) Ltd, had purchased 14 233 921 shares, representing 5,9% of the company's share capital, as shown above.

Foschini Staff Share Incentive Scheme (1990)	
Options granted, but not exercised at 1 April 2001	601 378
Options exercised during the year	–
Options cancelled during the year	–
Options granted, but not exercised at 31 March 2002	601 378

Options may be exercised during the following financial years:

Year	Average price	
2003	R6,76	394 860
2004	R10,23	107 667
2005	–	–
2006	–	–
2007 and thereafter	R10,23	98 851
		601 378

	2002 Rm	2001 Rm

Foschini Share Option Scheme (1997)

Options exercised, but not paid for at 1 April 2001	9 516 764
Options exercised during the year	6 373 770
Options cancelled during the year	(234 354)
Options exercised, but not paid for at 31 March 2002	15 656 180

Options will be paid for during the following financial years:

Year	Average price	
2003	R5,71	5 918 578
2004	R9,91	18 841
2005	R5,72	5 199 886
2006	R9,91	18 841
2007 and thereafter	R5,74	4 500 034
		15 656 180

Both schemes are administered by the Foschini Share Incentive Trust, which held 8 544 581 Foschini Ltd shares at 31 March 2002 (2001:8 549 010 shares).

Directors

At 31 March 2002, the directors were beneficially interested in the company's issued shares as follows.

	Shares 000's	Options 000's	Average price per share	Years can be taken up	**Total 000's**
Non-executive					
E Osrin	70,0	-			**70,0**
D M Nurek	-	-			**-**
S E Abrahams	-	-			**-**
L F Bergman	-	-			**-**
W V Cuba	-	-			**-**
N H Goodwin	21,5	360,9	R8,54	2003 – 2007	**382,4**
M Lewis (non-beneficial)	13 721,1	-			**13 721,1**
	13 812,6	360,9			**14 173,5**
Executive					
D M Polak	213,7	2 300,0	R5,93	2003 – 2007	**2 513,7**
R Stein	144,8	1 100,0	R5,87	2003 – 2007	**1 244,8**
	358,5	3 400,0			**3 758,5**
Total	14 171,1	3 760,9			**17 932,0**

No material changes have been advised since 31 March 2002.

During the year under review, no shares have been issued to directors.

15. Dividend Reserve

	2002 Rm	2001 Rm
Cash dividends and the related STC charge are now accounted for in the period when the dividend is declared. Final dividends declared after the year end were previously accrued as payable at year end. A final dividend of 15,5 cents per share was declared on 27 May 2002 to ordinary shareholders, which will be paid during the course of the new financial year. In terms of AC107 no liability has been raised.	**37,3**	13,2

	2002 Rm	2001 Rm
16. Interest Bearing Debt – Retail		
Unsecured loans		
Bearing interest at the rate of 10,85% per annum and repayable in annual instalments of R266 667 on 31 December of each year	**0,5**	0,9
Total unsecured loans – company	**0,5**	0,9
Fluctuating loans in terms of long-term bank facilities at prevailing interest rates	**43,3**	126,9
Total unsecured loans – group	**43,8**	127,8
Secured Loans		
Lease liabilities in respect of capitalised leased assets with a book value of R0,1 million (2001:R0,8 million), bearing interest at prevailing rates from time to time (closing weighted interest rate: 10,02% – 2001:9,59%) and repayable in annual instalments by 31 March 2003	**11,7**	16,5
Total secured loans – group	**11,7**	16,5
Total unsecured and secured loans – group	**55,5**	144,3
Amount to be repaid by 31 March 2003, included in short-term loans – company	**0,2**	0,4
Amount to be repaid by 31 March 2003, included in short-term loans – group	**11,7**	19,4
Total interest bearing debt – company	**0,3**	0,5
Total interest bearing debt – group	**43,8**	124,9
17. Interest Bearing Debt – Loan Debtors Funding		
Unsecured fluctuating loans in terms of long-term bank facilities at prevailing interest rates	**388,0**	262,5
18. Deferred Taxation		
At 1 April	**211,9**	307,1
Tax loss	**35,9**	(35,9)
Current assets	**(18,6)**	(10,8)
Fixed assets	**(6,5)**	(11,0)
Export partnerships (refer note 11)	**(29,4)**	(37,6)
Trade marks	**0,1**	0,1
At 31 March	**193,4**	211,9
Arising as a result of:		
Deferred tax assets		
– Current assets	**(49,6)**	(31,0)
– Fixed assets	**(24,4)**	(17,9)
– Tax loss	**-**	(35,9)
– Trade marks	**-**	(0,1)
	(74,0)	(84,9)
Deferred tax liability		
– Export partnerships (refer note 11)	**267,4**	296,8
Total deferred tax	**193,4**	211,9

	2002 Rm	2001 Rm
19. Unrecognised Financial Liability		
In terms of the group's accounting policy for financial instruments, the group has not recognised the following financial liability:		
A subsidiary entered into a loan arrangement with a finance company in terms of which the subsidiary borrowed R300 million. The loan is repayable over 10 years and interest is payable at 14,6% NACSA. (refer note 8)		
20. Cash Flow		
20.1 Reconciliation of income before taxation to cash generated by operations		
Income before taxation	**282,8**	156,4
Adjusted for :		
- finance charges	**62,6**	43,2
- depreciation	**126,8**	131,9
- profit on sale of fixed assets	**(2,1)**	(0,9)
- goodwill written off	**3,1**	3,1
Operating profit before working capital changes	**473,2**	333,7
20.2 Working capital changes		
- (increase) decrease in inventory	**(40,8)**	12,3
- increase in accounts receivable	**(87,1)**	(37,4)
- increase (decrease) in accounts payable	**116,3**	(34,5)
Increase in working capital	**(11,6)**	(59,6)
20.3 Analysis of acquisition of subsidiary		
- fixed assets	-	(17,0)
- inventories	-	(44,6)
- trade and other receivables	-	(16,3)
- trade and other payables	-	16,1
- goodwill	-	(18,6)
	-	(80,4)
20.4 Cash and cash equivalents included in the cash flow statement comprise cash on hand and balances with banks.		



	2002 Rm	2001 Rm

21. Financial Instruments

21.1 *Foreign currency management*

Operating subsidiaries undertake transactions denominated in foreign currencies and hence exposure to exchange rate fluctuations arise. Exchange rate exposure is hedged through the use of forward exchange contracts. Refer to note 25 for details.

21.2 Interest rate management

The group is exposed to interest rate risk as it both borrows and invests funds. This risk is managed by maintaining an appropriate mix of fixed and floating rate instruments with reputable financial institutions.

21.3 Credit risk management

Credit risk arises on cash equivalents, investments, loans and receivables. The risk on cash equivalents and investments is managed through dealing with well established financial institutions with high credit standing. The risk arising on trade receivables and loans is managed through a stringent group policy on the granting, continual review and monitoring of credit sales and loan advances. Adequate warranties have been obtained to cover the credit risk relating to participation in export partnerships (refer to note 11 for details).

21.4 *Cash flow and liquidity risk management*

The risk is managed through cash flow forecasts and ensuring that adequate borrowing facilities are maintained. In terms of the articles of association, the group's borrowing powers are unlimited. Utilisation of facilities at the year end were 26%.

21.5 Fair values of financial instruments

At 31 March 2002 the carrying amounts of cash on hand and in bank, trade receivables, trade and other payables, approximate their fair values due to their short-term maturities. The fair value of loans and other receivables approximate their carrying value as disclosed on the balance sheet. The fair value of interest bearing debt approximates its disclosed carrying value.



	2002 Rm	2001 Rm

22. Related Party Transactions

Transactions between group subsidiaries

During the year, in the ordinary course of business, certain companies within the group entered into arms length transactions. These intra-group transactions have been eliminated on consolidation.

Directors

A number of directors of the company hold positions in other entities, where they may have significant influence over the financial or operating policies of these entities. Accordingly, the following are considered to be such entities:

Director	Entity	Position held in entity
D M Nurek	Investec Bank Ltd	Executive director
	Trencor Ltd	Non-executive director
	Lewis Stores (Pty) Ltd	Non-executive director
S E Abrahams	Investec Group Ltd	Non-executive director

Transactions between the group and these entities have occurred under terms and conditions that are no more favourable than those entered into with third parties in arms length transactions.

These transactions include:

1. The group has a general banking facility with Investec Bank Ltd.
2. A group subsidiary participates in export partnerships with Trencor Ltd group entities.
3. The group sells membership of a club, offering various benefits, to its customers on behalf of Lewis Stores (Pty) Ltd, from which it derives certain income.

No loans have been made to directors.

Executive directors are bound by service contracts.

Certain non-executive directors of the group are also non-executive directors of other public companies which transact with the group. Except as disclosed above, the relevant directors do not believe they have significant influence over the financial or operating policies of those companies. Those entities are therefore not disclosed above.

Shares held by directors and their related entities

For details of directors' interests refer to note 14 – Share Capital.

23. Segmental Reporting

	2002 Rm	2001 Rm
Contribution to income after taxation:		
Retail	**187,7**	116,0
RCS Personal Finance	**20,5**	-
Total	**208,2**	116,0
Total segment assets		
Retail	**2667,6**	2621,2
RCS Personal Finance	**418,5**	267,8
Total	**3 086,1**	2 889,0

No further segmental reporting is provided as, in the opinion of the directors, there are no material groups of related products nor geographical components within the group which are subject to significantly different risks and rewards.

	2002 Rm	2001 Rm
24. Post Balance Sheet Event		
No significant events took place between the end of the financial year under review, and the date of signature of these financial statements.		
25. Commitments and Contingent Liabilities		
Capital Commitments		
Authorised	-	-

Forward Exchange Commitments

The group had forward exchange contracts in various currencies in respect of future commitments, which do not relate to specific balance sheet items. At 31 March these amounted to:

	Foreign currency	Rand equivalent (at forward cover rate)
	000's	R'000
US Dollar	9 544	108 628
Euro	64	651
British Pound	61	931
		110 210

	2002 Rm	2001 Rm
Contingent Liabilities	-	-

26. Leases

The group leases most of its trading premises under operating leases.

Leases on trading premises are contracted for periods of between 5 and 10 years, with renewal options for a further 5 years. The lease agreements for certain stores provide for a minimum annual rental payment and additional payments determined on the basis of turnover. Turnover rentals, where applicable, average approximately 4,5 % of turnover. Rental escalations vary, but average at a rate of approximately 9% per annum.

At 31 March 2002, future non-cancellable minimum lease rentals are payable during the following financial years:

	2002 Rm	2001 Rm
2003	**300,1**	
2004 – 2007	**784,0**	
thereafter	**232,5**	

	2002 Rm	2001 Rm

27. Retirement Benefits

Retirement Fund

The Foschini Group Retirement Fund and Foschini Namibia Retirement Fund, which are governed by the provisions of the Pension Funds Act No. 24 of 1956, are defined contribution plans. They provide comprehensive retirement and associated benefits for members and their dependants. All permanent employees of The Foschini Group are members of the retirement funds.

An actuarial valuation of The Foschini Group Retirement Fund was performed as at 31 December 2000, in which the valuator reported that the fund was in a sound financial position. The next actuarial valuation is due to be performed as at 31 December 2003. An actuarial valuation of the Foschini Namibia Retirement Fund was completed as at 31 December 1998, in which the valuator reported that the fund was financially sound. The next actuarial valuation is due to be performed as at 31 December 2001. The employer and the members make like contributions in respect of retirement benefits. In addition, the employer covers death and disability benefits, re-insurance and administration and management costs.

Medical Aid

In order to comply with AC116 – Employee Benefits, the company changed its accounting policy during the year in respect of accounting for post retirement employee benefits, from expensing the cost of the benefit in the year in which the benefit was paid, to accounting for the cost of the benefit in the year in which the employees rendered the services. The comparative balance sheet figures have been restated to reflect the change as if the new policy had been applied retrospectively. The provision at the end of the year amounted to R57 million (2001: R57 million).



FOSCHINI LIMITED
INCOME STATEMENT

for the years ended 31 march

	Notes	2002 Rm	2001 Rm
Operating income before interest *		152,8	2 543,6
Interest		0,1	0,1
Income before taxation		152,7	2 543,5
Taxation – current year		0,9	7,9
Income attributable to ordinary shareholders after taxation		151,8	2 535,6
* after taking account of :			
Interest received from subsidiary companies		1,0	19,5
Dividends received – subsidiary companies		110,6	2 508,9
During 2001 the subsidiaries were restructured and the retained income was declared as a dividend to the holding company.			
– preference		43,1	11,8

FOSCHINI LIMITED
STATEMENT OF CHANGES IN EQUITY

for the years ended 31 march

	Notes	2002 Rm	2001 Rm
Equity at the beginning of the year		3 415,3	1 618,7
Change in accounting policy	15	-	49,3
Restated equity at the beginning of the year		3 415,3	1 668,0
Earnings for the year		151,8	2 535,6
Capitalisation awards		-	47,1
Distributions declared		-	(47,3)
Dividends paid		(50,5)	(31,8)
Revaluation of interest in subsidiaries		(19,5)	(756,3)
Equity at the end of the year		3 497,1	3 415,3

FOSCHINI LIMITED
BALANCE SHEET

at 31 march

	Notes	2002 Rm	2001 Rm
ASSETS			
Non-current assets			
Investment in preference shares	7	**150,0**	150,0
Investment in preference shares	8 & note below	**300,0**	–
Interest in subsidiaries	see schedule of subsidiary companies	**3 066,3**	3 285,8
		3 516,3	3 435,8
Current assets			
Accounts receivable		**5,7**	6,0
Cash		**0,1**	–
		5,8	6,0
Total assets		**3 522,1**	3 441,8
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	14	**3,4**	3,4
Share premium		**498,7**	498,7
Dividend reserve	15	**37,3**	13,2
Revaluation reserve		**91,2**	110,7
Distributable reserve		**2 866,5**	2 789,3
		3 497,1	3 415,3
Non-current liabilities			
Interest bearing debt	16	**0,3**	0,5
		0,3	0,5
Current liabilities			
Accounts payable		**23,7**	23,9
Taxation		**1,0**	2,1
		24,7	26,0
Total equity and liabilities		**3 522,1**	3 441,8
Note: Cumulative preference shares, redeemable on 13 June 2011, with dividends payable bi-annually on 1 October and 1 April, at a rate of 12,4% NACSA. These shares are pledged as security for loans raised by a subsidiary and set-off has been negotiated.			
Guarantee: The company guaranteed the overdraft facilities of subsidiary companies. The amounts utilised amounted to		**485,5**	566,1

book value of interest

Name of Subsidiary	Notes	Issued Share Capital R	2002 Net Asset Value Rm	2001 Net Asset Value Rm	2002 Indebted-ness Rm	2001 Indebted-ness Rm
Trading Subsidiaries						
Foschini Retail Group (Pty) Ltd	2	2	20,2	12,6	2 288,9	2 672,4
Retail Credit Solutions (Pty) Ltd	2	18 200	20,6	8,9	50,6	60,6
Foschini Services (Pty) Ltd	2	10	(5,6)	(1,8)	147,3	175,8
What U Want To Wear (Pty) Ltd	2,3	66 200	43,3	134,1	-	-
Fashion Retailers (Pty) Ltd	4	250 006	105,4	93,2	-	-
Foschini Finance (Pty) Ltd	2	6	161,0	117,6	130,0	-
Foschini Stores (Pty) Ltd	2	1	-	-	96,9	-
Foschini Swaziland (Pty) Ltd	5	2	0,8	0,6	-	-
Total trading subsidiaries			345,7	365,2	2 713,7	2 908,8
Other *			7,3	7,2	(0,4)	4,6
Total			353,0	372,4	2 713,3	2 913,4
Summary						
Investment in shares at valuation					353,0	372,4
Net amounts owing by subsidiaries					2 713,3	2 913,4
Total interest in subsidiaries					3 066,3	3 285,8

Notes

1. The company owns, directly or indirectly, all the ordinary shares in the subsidiaries listed above.
2. incorporated in South Africa
3. Included is an amount of R42,5 (2001: R42,5) million representing preference shares issued 28 February 2002 – directors' valuation at 31 March 2002 : R102,5 (2001: R87,4) million.
4. incorporated in Namibia
5. incorporated in Swaziland

* A schedule of these details is available on request.

Furnished pursuant to Rule 12g3 – 2(b)/FOSCHINI LIMITED 333-6390

NOTICE TO SHAREHOLDERS

Notice is hereby given that the sixty-fifth Annual General Meeting of shareholders of FOSCHINI LIMITED will be held at Stanley Lewis Centre, Voortrekker Road, Parow East on 3 September 2002 at 12h15 for the following purposes:

Ordinary resolution number 1

To receive and adopt the annual financial statements of the company and the group for the year ended 31 March 2002.

Ordinary resolution number 2

To record the resignation of Arthur Andersen & Co., and to confirm the appointment of KPMG Inc., as auditors of the company until the following Annual General Meeting, and to authorise the directors to determine the remuneration of the auditors for the past year.

Ordinary resolution number 3

To elect directors in accordance with the provisions of the articles of association of the company. The following directors retire by rotation, but being eligible, offer themselves for re-election as directors: Messrs N H Goodwin, M Lewis and R Stein.

Mr L F Bergman, who was appointed to the board on 14 March 2002, retires in terms of the articles, but being eligible, offers himself for re-election as a director.

Ordinary resolution number 4

To renew the directors' general authority over the unissued shares of the company until the following Annual General Meeting, subject to the provisions of the Companies Act, 1973.

Special resolution number 1

"Resolved that, the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), the acquisition by the company or any of its subsidiaries from time to time of the issued ordinary shares of the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time determine, but subject to the articles of association of the company, the provisions of the Act and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") as presently constituted and which may be amended from time to time, and provided that:

1. any such acquisition of ordinary shares shall be implemented on the open market on the JSE;

2. this general authority shall only be valid until the company's next Annual General Meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution;

3. a paid press announcement will be published as soon as the company or its subsidiaries has/have acquired ordinary shares constituting, on a cumulative basis, 3% (three percent) of the number of ordinary shares in issue prior to the acquisition pursuant to which the 3% (three percent) threshold is reached, and for each 3% in aggregate of the initial number of ordinary shares acquired thereafter, which announcements shall contain full details of such acquisitions;

4. acquisitions by the company or its subsidiaries of issued ordinary shares in the capital of the company may not in the aggregate exceed in any one financial year 20% (twenty percent) of the company's issued ordinary share capital provided always that acquisitions by the company's subsidiaries may not exceed 10% (ten percent);

5. in determining the price at which the company's ordinary shares are acquired by the company or its subsidiaries in terms of this general authority, the maximum premium at which such ordinary shares may be acquired will be 10% (ten percent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) business days immediately preceding the date of repurchase of such ordinary shares by the company or its subsidiaries."

Statement by the board of directors of the company

Pursuant to and in terms of the Listings Requirements of the JSE, the board of directors of the company hereby state:

1. the intention of the directors of the company is to utilise the general authority if at some future date the cash resources of the company are in excess of its requirements. In this regard the directors will take account of, inter alia, an appropriate

capitalisation structure for the company, the long-term cash needs of the company, and will ensure that any such utilisation is in the interests of shareholders;

2. in determining the method by which the company intends to repurchase its securities, the maximum number of securities to be repurchased and the date on which such repurchase will take place, the directors of the company will ensure that:

   2.1 the company and its subsidiaries will be able to pay their debts as they become due in the ordinary course of business for the next 12 months;

   2.2 the consolidated assets of the company and its subsidiaries, fairly valued in accordance with South African Statements of Generally Accepted Accounting Practice, will be in excess of the consolidated liabilities of the company and its subsidiaries for the next 12 months;

   2.3 the issued share capital and reserves of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the next 12 months; and

   2.4 the working capital available to the company and its subsidiaries will be sufficient for the group's requirements for the next 12 months.

The board of directors of the company will notify the shareholders of the terms of the repurchase of the company shares by publishing an announcement in the press in accordance with the Listings Requirements of the JSE should the company or its subsidiaries cumulatively repurchase more than 3% of the company's issued share capital.

Reason and effect of special resolution number 1

The reason for special resolution number 1 is to grant the company a general authority in terms of the Act for the acquisition by the company or any of its subsidiaries of shares issued by the company, which authority shall be valid until the earlier of the next Annual General Meeting of the company or the variation or revocation of such general authority by special resolution by any subsequent general meeting of the company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. The passing and registration of this special resolution will have the effect of authorising the company or any of its subsidiaries to acquire shares issued by the company.

Ordinary resolution number 5

"Resolved that, any director of the company be and is hereby authorised to do all such things and sign all such documents as may be necessary for or incidental to the implementation of ordinary resolutions 1 to 4 and special resolution number 1 proposed at the meeting convened to consider this resolution."

To transact any other business that may be transacted at an annual general meeting.

Any member entitled to attend and vote at this meeting may appoint a proxy, who need not be a member, to attend, speak and vote in his stead. Proxy forms must be lodged with The Transfer Secretaries of the company at least 24 hours before the time of the meeting.
By order of the Board

R Stein
Secretary

29 May 2002

FOSCHINI

FOSCHINI LIMITED

FORM OF PROXY

(for use by holders of ordinary shares)

Incorporated in the Republic of South Africa (Reg. no. 1937/009504/06)

To be returned to The Transfer Secretaries, Computershare Services Limited, 11 Diagonal Street, Johannesburg, 2001 (P O Box 1053, Johannesburg, 2000) as soon as possible and not later than 24 hours before the meeting

ANNUAL GENERAL MEETING 3 SEPTEMBER 2002

I/We (full names) ______________________________

of (address) ______________________________

being a member(s) of Foschini Limited and entitled to ______________ votes (ONE PER SHARE HELD)

hereby appoint ______________ or failing him/her ______________

or failing him/her the chairman of the meeting as my/our proxy to act for me/us at the Annual General Meeting of the company to be held at 12h15 on 3 September 2002 at Stanley Lewis Centre, Voortrekker Road, Parow East and at any adjournment thereof as follows:

Insert X in appropriate block				Insert X in appropriate block			
	For	Against	Abstain		For	Against	Abstain
Ordinary resolution No 1				Special resolution No 1			
Ordinary resolution No 2				Ordinary resolution No 5			
Ordinary resolution No 3							
Ordinary resolution No 4							

Signed this ______________ day of ______________ 2002

Signature ______________ Assisted by (where applicable) ______________

Notes

1 Unless otherwise instructed above, a proxy is entitled to vote as he thinks fit.

2 A proxy appointed by a member to attend, speak and vote in his stead need not also be a member of the company.

3 In order to be effective this proxy form, and the power of attorney or other authority (if any) under which it is signed, must be RECEIVED by the Transfer Secretaries of the company, not less than twenty-four (24) hours before the time appointed for the holding of the meeting or any adjournment thereof, as the case may be, at which the proxy proposes to vote.

4 This proxy form, forming part of the notice to shareholders, is only to be completed by those shareholders who are:
- holding shares in certificated form
- recorded on the sub-register in electronic form in "own name"

5 All other beneficial owners who have dematerialised their shares through a CSDP or broker must provide the CSDP or broker with their voting instruction in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.

N.B. This proxy is for use by holders of ORDINARY SHARES in FOSCHINI LIMITED





